

Mailstop 4628

August 8, 2017

<u>Via E-mail</u>
Mr. Daniel Buron
Chief Financial Officer
Domtar Corporation
234 Kingsley Park Drive
Fort Mill, South Carolina 29715

> **Re: Domtar Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2016**
> **Filed February 24, 2017**
> **Response Letter Dated July 13, 2017**
> **File No. 1-33164**

Dear Mr. Buron:

We have reviewed your response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2016</u>

<u>Business, page 4</u>

<u>Financial Statements</u>

<u>Note 24 – Segment Disclosures, page 118</u>

1.   We note your response to prior comment number 2 from our letter dated June 29, 2017. Information provided in the business section of your Form 10-K identifies numerous differences between the products and customers in your communication papers and your specialty and packaging papers product groupings. Separately, information in your recent investor presentations indicates that you expect significantly different long term

Mr. Daniel Buron
Domtar Corporation
August 8, 2017

growth rates for your communication papers and your specialty and packaging papers product groupings. In view of these differences, further explain to us why you believe it is appropriate to combine these two product groupings for purposes of disclosure under FASB ASC paragraph 280-10-50-40. As part of your response, provide total revenue from external customers for your communication papers and specialty and packaging papers product groupings for each of the last five years.

You may contact Lily Dang at (202) 551-3867 or Kimberly Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources